DynaMotive Energy Systems Corporation

                                                FORM 6-K

                                              UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                         WASHINGTON, D.C. 20549

                                           -----------------

                                    REPORT OF FOREIGN PRIVATE ISSUER
                                  PURSUANT TO RULE 13a-16 or 15d-16 OF
                                   THE SECURITIES EXCHANGE ACT OF 1934
                                            FOR January 29, 2003

                                    DYNAMOTIVE ENERGY SYSTEMS CORPORATION
                         (Exact name of Registrant as specified in its charter)

                                           -----------------


                                    Suite 105-1700 West 75th Avenue
                                            Vancouver, BC
                                            Canada V6P 6G2
                                            (604) 267-6000
                                (Address of principal executive offices)

                                           -----------------

            [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                                       FORM 20-F  X    FORM 40-F
                                                 ---             ---
            [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                       YES         NO  X
                                                ---        ---

            [If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable












				    FORM 27

                   MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                    OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.   Reporting Issuer
     ----------------

     DynaMotive Energy Systems Corporation
     105-1700 West 75th Avenue
     Vancouver, BC V6P 6G2

     Tel. (604) 267-6013

2.   Date of Material Change
     -----------------------

     January 29, 2003

3.   Press Release
     -------------

     January 29, 2003

4.   Summary of Material Change
     --------------------------

     VANCOUVER, BC, Canada - DynaMotive Energy Systems Corporation (OTCBB:
     DYMTF announced that it has successfully completed its pilot plant program having confirmed the technology's scalability and reliability as well as the capacity to replicate the technology enhancements achieved. The plant has exceeded design parameters operating on a continuous basis at 50% above its nominal design capacity. The Company also announced full focus of its resources to the construction of a 100 tpd commercial plant in Canada.

     As a result of the pilot plant program being completed, the Company has closed its testing facilities at BCRI and has consolidated its operations at its Corporate Headquarters in Vancouver. DynaMotive further announced that through this consolidation, the Company has reduced its projected operation costs and overhead expenditure for the year 2003 by approximately US$400,000. DynaMotive is considering various options for the relocation of the two pilot plants to develop further business opportunities either in agricultural waste or specialty chemicals derived from BioOil.


5.   Full Description of Material Change
     -----------------------------------

     Please see attached press release

6.   Reliance on Section 85(2) of the Act
     ------------------------------------


     N/A

7.   Omitted Information
     -------------------

     N/A

8.   Senior Officers
     ---------------

     The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

     Richard C.H. Lin
     Chairman
     6996 Arbutus Street
     Vancouver, BC V6P 5S7
     (604) 267-6013

9.   Statement of Senior Officer
     ---------------------------

     The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 29th day of January, 2003


                         DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                            (signed)       "Richard Lin"
                                            Richard C.H. Lin
                                            Chairman


IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.
















DYNAMOTIVE ENERGY SYSTEMS CORPORATION         News Release - January 29, 2003

   DynaMotive Announces Successful Completion of 15 TPD Pilot Plant Program
                     Focus on Commercial Plant Construction

Vancouver, BC, Canada DynaMotive Energy Systems Corporation (OTCBB: DYMTF) announced that it has successfully completed its pilot plant program having confirmed the technology's scalability and reliability as well as the capacity to replicate the technology enhancements achieved. The plant has exceeded design parameters operating on a continuous basis at 50% above its nominal design capacity. The Company also announced full focus of its resources to the construction of a 100 tpd commercial plant in Canada.

As a result of the pilot plant program being completed, the Company has closed its testing facilities at BCRI and has consolidated its operations at its Corporate Headquarters in Vancouver. DynaMotive further announced that through this consolidation, the Company has reduced its projected operation costs and overhead expenditure for the year 2003 by approximately US$400,000. DynaMotive is considering various options for the relocation of the two pilot plants to develop further business opportunities either in agricultural waste or specialty chemicals derived from BioOil.

Richard Lin, Chairman of DynaMotive commented: "The experience gained in operating our pilot plant over the past 2 years is being applied to our commercial design program. We believe that the combination of consistently high quality BioOil, high yield, system reliability, low capital costs and the simplicity of our design vis-a-vis competing technologies will propel DynaMotive to the forefront of the BioOil production arena. We are committed to creating shareholder value. The completion of our pilot program now allows us to focus all our resources to our commercial development program."

Pilot Plant Milestones:
March 2000 - Initial construction of the plant was announced.
December 2000 - Completion of plant.
January 2001 - First BioOil produced at the plant.
March 2001 - Plant commissioned at formal ceremonies at BCRI.
April 2001 - Plant achieved target production capacity.
July 2001 -Continuous run testing of the plant.
August 2001 - Full BioOil Assays were completed by an independent surveyor and 20 tons of char were shipped to a briquette manufacturer for product validation.
November 2001 - Based on the data collected, Tecna and DynaMotive completed design for a 100 tpd plant.
December 2001 - Company received confirmation that briquette manufacturing was successful with char provided.
February 2002 - Company completed feasibility studies for modular design construction of pyrolysis plants, Modules of 100tpd capacity possible.
April 2002 - Company received award from Canadian Institute of Energy for Outstanding Achievement in the Renewable Energy Field and announced that it successfully completed testing and commissioning of its next generation pyrolysis system. Also, during this month, the Company received the Outstanding Achievement Award for Business Excellence from the Taiwan Chamber of Commerce in BC.
September 2002 - Process improvements on Pilot Plants extend rated capacity by 50%, Plant capacity now rated at 15 Tonnes Per Day and DynaMotive announced that BioOil produced successfully replaces natural gas in industrial lumber dry kiln. Combustion tests carried out at Canfor facility in British Columbia.
October 2002 - Technical feasibility and scale-up reviews completed by UMA Engineering Limited.
December 2002 - Program completed, plant decommissioned.

DynaMotive is an energy systems company that is focused on the development of innovative energy solutions based on its patented pyrolysis system. Through the application of pyrolysis, the Company has shown how to unlock the natural energy found in the world's abundant organic resources that have been traditionally discarded by the agricultural and forest industries in a wasteful and costly manner, and to economically convert them into a renewable and environmentally friendly fuel. Proven applications include forestry residues such as wood and bark, and agricultural residues such as sugar cane bagasse and corn stover. The Company has successfully demonstrated conversion of each of these residues into fuel known as BioOil, as well as valuable char, making these residues a renewable and environmentally friendly energy reserve.

For more information on DynaMotive, please call:
Corporate Communications
Tel: (604) 267-6000             Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005            Email: investor@DynaMotive.com
Website: www.DynaMotive.com

In Europe, contact:
Antony Robson                   Managing Director
Tel: (44) (0) 20-7518-9380      Fax:  (44) (0) 20-7518-9381

For US enquiries, contact:
James Acheson                   Chief Operating Officer
DynaMotive Corporation
Tel: (323) 460-4900             Fax:  (323) 465-2617
Email: jacheson@DynaMotive.com

Forward Looking Statement
Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws.
Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission.